UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60299/July 14, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13477

<table>
<tr><td>In the Matter of</td><td>:</td><td></td></tr>
<tr><td></td><td>:</td><td></td></tr>
<tr><td>NATIONAL MICRONETICS, INC.,</td><td>:</td><td>ORDER MAKING FINDINGS</td></tr>
<tr><td>NETWORK ACCESS SOLUTIONS CORP.,</td><td>:</td><td>AND REVOKING</td></tr>
<tr><td>NETWORK PLUS CORP.,</td><td>:</td><td>REGISTRATIONS BY DEFAULT</td></tr>
<tr><td>NEW YORK REGIONAL RAIL CORP.,</td><td>:</td><td>AS TO FIVE RESPONDENTS</td></tr>
<tr><td>NEXGEN VISION, INC., and</td><td>:</td><td></td></tr>
<tr><td>NOEL GROUP, INC.</td><td>:</td><td></td></tr>
</table>

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 21, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by May 27, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received and the time for filing Answers has expired.

By Order dated June 11, 2009, I required each Respondent to show cause why it should not be held in default and why the registrations of each class of its registered securities should not be revoked. The Commission accepted a settlement offer from Respondent New York Regional Rail Corp. on June 15, 2009. The other five Respondents did not reply to the June 11 Order and the time for replying has expired. Accordingly, these five Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

National Micronetics, Inc. (National Micronetics) (CIK No. 70333), is a dissolved Delaware corporation located in Kingston, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). National Micronetics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of $595,000 for the prior five months ended December 1, 1998. As of May 18, 2009, the company's stock (symbol NMIC) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Network Access Solutions Corp. (Network) (CIK No. 1081665) is a void Delaware corporation located in Herndon, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Network is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of over $7.7 million for the prior three months. On June 4, 2002, Network filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware. A reorganization plan was confirmed on September 11, 2003, and the case is still pending. As of May 18, 2009, Network's stock (symbol NASC) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Network Plus Corp. (Network Plus) (CIK No. 1065633) is a void Delaware corporation located in Randolph, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Network Plus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $87,855 for the prior nine months. On February 4, 2002, Network Plus filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which is still pending. As of May 18, 2009, the company's stock (symbol NPLSQ) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

NexGen Vision, Inc. (NexGen) (CIK No. 1124111), is a void Delaware corporation located in Oldsmar, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NexGen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2003, which reported a net loss of over $6.4 million for the prior nine months. As of May 18, 2009, the company's stock (symbol NXGV) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Noel Group, Inc. (Noel Group) (CIK No. 829269), is a dissolved Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Noel Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1999, which reported that on March 19, 1997, the company's shareholders agreed to liquidate the company. As of May 18, 2009, Noel Group's stock (symbol NOEL) was quoted on the Pink Sheets, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, these five Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of National Micronetics, Inc., Network Access Solutions Corp., Network Plus Corp., NexGen Vision, Inc., and Noel Group, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge